SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landmark Infrastructure Partners LP
(Name of Issuer)

Common Units representing limited partnership interests
(Title of Class of Securities)

51508J108
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51508J108	13G	Page 2

1	NAMES OF REPORTING PERSONS
Dennis S. Hersch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,600,478* (See Item 4)

	6	SHARED VOTING POWER
0* (See Item 4)

	7	SOLE DISPOSITIVE POWER
1,600,478* (See Item 4)

	8	SHARED DISPOSITIVE POWER
0* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,478* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%** (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*As of December 31, 2019.
** Based on Common Units outstanding as of January 28, 2020 (as reported in the Issuer’s Form S-3/A filed with the SEC on January 29, 2020).

Item 1(a).	Name of Issuer:

Landmark Infrastructure Partners LP (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Continental Blvd, Suite 500, El Segundo, CA  90245

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed by Dennis S. Hersch, individually, and in his capacity as trustee of each of The Linden East Trust and The Linden West Trust (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Reporting Person’s principal business address is 31 East 79th St., New York, NY 10075.

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title and Class of Securities:

Common Units representing limited partnership interests (the “Common Units”)

Item 2(e).	CUSIP Number:

51508J108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, and 9, which relate to the beneficial ownership of the Common Units as of December 31, 2019, are incorporated by reference.  As of December 31, 2019, the Reporting Person was the beneficial owner of 1,600,478 Common Units, which includes (a) 100,212 Common Units owned directly by Mr. Hersch, (b) 355,016 Common Units owned directly by The Linden East Trust, and (c) 1,145,250 Common Units owned directly by The Linden West Trust.  This represented approximately 6.3% of the Common Units outstanding (based on the Common Units reported as outstanding as of January 28, 2020, in the Issuer’s Form S-3/A filed with the SEC on January 29, 2020).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Common Units, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The beneficiaries of The Linden East Trust and The Linden West Trust do not have the right to, but may receive (at the discretion of the trustees), dividends from, or the proceeds from the sale of, the Common Units held by such trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2020

/s/ Dennis Hersch
Dennis Hersch